ENVOY COMMUNICATIONS GROUP INC. ANNOUNCES FISCAL 2006 RESULTS
TORONTO, ON – December 29, 2006 – Envoy Communications Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced its financial results for its fiscal year ended September 30, 2006.
Envoy recorded net earnings of $2.1 million, or $.10 per share, compared with $5.9 million, or $.27 per share, in fiscal 2005.
In September Envoy announced the sale of its UK subsidiaries Watt Gilchrist Limited and Parker Williams Design Limited. The net earnings from the UK subsidiaries prior to the effective date of the sale was $1.8 million and the sale resulted in a gain on disposal, net of taxes, of $5.7 million. The combined earnings from these discontinued operations was $.37 per share in 2006 and $.13 per share in 2005.
The loss from continuing operation in 2006 was ($5.4) million or ($.27) per share compared with net earnings of $3.1 million or $.14 per share in 2005. During the first quarter of 2006, Envoy announced a restructuring of its business operations which resulted in a restructuring expense of approximately $650,000. In addition, at year end Envoy also recorded a $1.5 million expense relating to a valuation allowance in its previously recorded future income tax benefits. The valuation allowance was deemed appropriate based on Envoy’s stated intention of repurchasing up to 8.5 million common shares under a substantial issuer bid, notice of which was mailed to shareholders on November 20, 2006.
Going forward, Envoy will focus on its merchant banking activities and its restructured North American based consumer and retail branding business.
Management’s discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).
About Envoy
Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) businesses include the Watt Group, an international consumer and retail branding group of companies, and Envoy Capital Group, a merchant banking and financial services company. For more information on Envoy Communications Group Inc., visit our website at www.envoy.to
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.to

Envoy Communications Group Inc.
Consolidated Balance Sheet highlights
Unaudited — Prepared by Management
(Expressed In Canadian dollars)
As at:

	September 30	September 30
	2006	2005
Current assets	$68,701,144	$44,759,298
Long-term assets	12,572,510	39,297,911

	81,273,654	84,057,209

Current liabilities	6,059,892	10,249,633
Long-term liabilities	167,173	252,093

	6,227,065	10,501,726

Shareholders’ equity	75,046,589	73,555,483

	$81,273,654	$84,057,209

Financial Highlights
Envoy Communications Group Inc.
Consolidated Statements of Operations
(Unaudited — Prepared by Management)
(Expressed In Canadian dollars)
For the twelve months ended:

	September 30	September 30	September 30
	2006	2005	2004

Net revenue	$9,671,504	$19,567,045	$15,837,776

Operating expenses:
Salaries and benefits	10,674,384	14,691,680	12,585,399
General and administrative	3,029,595	2,890,539	2,992,555
Occupancy costs	1,029,385	1,098,509	1,128,598

	14,733,364	18,680,728	16,706,552

Depreciation	799,961	966,282	1,123,097

Investment Earnings	(1,016,632)	(2,830,676)	(406,683)

Interest (income) expense and financing costs	24,333	(19,231)	3,586,713

	14,541,026	16,797,103	21,009,680

(Loss) earnings before restructuring expense, income taxes and discontinued operations	(4,869,522)	2,769,942	(5,171,904)

Restructuring expense	(642,897)	—	—

(Loss) earnings before income taxes and discontinued operations	(5,512,419)	2,769,942	(5,171,904)

Income tax recovery	(120,393)	(303,731)	(391,072)

(Loss) earnings from continuing operations	(5,392,026)	3,073,673	(4,780,832)

Gain (loss) on disposal of discontinued operations, net of income taxes	5,721,229	1,799,631	(465,576)

(Loss) earnings from discontinued operations, net of income taxes	1,806,983	1,068,386	2,139,604

Net (loss) earnings	2,136,186	5,941,690	(3,106,804)

(Loss) earnings per share
Basic	$0.10	$0.27	$(0.18)
Diluted	$0.10	$0.27	$(0.18)

(Loss) earnings per share — continuing operations
Basic	$(0.27)	$0.14	$(0.28)
Diluted	$(0.27)	$0.14	$(0.28)

(Loss) earnings per share — discontinued operations
Basic	$0.37	$0.13	$0.10
Diluted	$0.37	$0.13	$0.10

Weighted average number of common shares outstanding — basic	20,450,230	22,137,757	17,062,152
Weighted average number of common shares outstanding — fully diluted	20,459,736	22,165,754	17,062,152

Envoy Communications Group Inc.
Consolidated Statements of Deficit
(Unaudited — Prepared by Management)
(Expressed In Canadian dollars)

Deficit, beginning of year	$(42,402,587)	$(48,344,277)	$(45,237,473)

Net (loss) earnings	2,136,186	5,941,690	(3,106,804)

Deficit, end of year	$(40,266,401)	$(42,402,587)	$(48,344,277)